Exhibit 99.1

[LOGO] Tamsa Tenaris Group	Press Release

FOR IMMEDIATE RELEASE

Gerardo Varela / José Ramón Calderón Tamsa 011-52-55-5282-9913 www.tamsa.com.mx	Cesar Villavicencio Citigate Financial Intelligence (212) 688-6840 / (212) 419-8305

Tamsa Announces 2002 Third Quarter and Nine Months Unaudited Results

MEXICO CITY (October 28, 2002) — Tubos de Acero de México, S.A. (AMEX: TAM) today announced its results for the third quarter and nine month period ended September 30, 2002.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of September 30, 2002.

Third Quarter 2002 Results Highlights (3Q02 vs. 3Q01)
•	Net income grew by 33.4%
•	Net sales increased 11.3%
•	Total sales volume increased 5.6%

Results for the Third Quarter of 2002

Net income in the third quarter of 2002 totaled to Ps.262,097, compared to Ps.196,501 in the same period of 2001. This 33.4% increase is mainly due to higher operating profit, lower comprehensive financing cost and lower losses from associated companies, partially offset by higher net income tax and employee statutory profit sharing provisions. Net income corresponding to majority shareholders in the third quarter of 2002 totaled Ps.263,817, compared to Ps.192,021 in the same period of 2001.

Net earnings per share during the third quarter of 2002 were Ps.0.77, compared to net earnings per share of Ps.0.58 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the third quarter of 2002 were Ps.3.86, compared to Ps.2.90 in the same period of 2001. Net earnings per share of majority shareholders were Ps.0.78 and Ps.0.57 in the third quarter of 2002 and 2001, respectively.

Net sales were Ps.1,813,293 during the third quarter of 2002, representing an increase of 11.3%, compared to Ps.1,628,812 during the same period of 2001. This increase was mainly due to a recovery in sales volume in the domestic petroleum market, the non-oil domestic market and the export market, and higher average selling prices, reflecting a more favorable product mix, partially offset by lower sales at Tubos de Acero de Venezuela, S.A. (Tavsa).

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Total sales volume increased 5.6% to 173,091 metric tons during the third quarter of 2002, from 163,946 metric tons during the same period of 2001. The increase was mainly due to higher sales volume in the domestic petroleum and the non-oil markets, as well as in the export market, partially offset by lower sales at Tavsa and Riga.

Domestic petroleum sales volume totaled 28,133 metric tons in the third quarter of 2002, compared to 24,914 metric tons in the same period of 2001, representing an increase of 12.9%. This increase was mainly due to higher exploration and production spending for petroleum and gas in the Southern region of Mexico. Additionally, demand from the Northern region, which is related to Pemex’s strategic natural gas program, continued to grow steadily throughout the quarter and also contributed to the increase in sales.

Sales volume to non-oil related domestic customers was 16,148 metric tons in the third quarter of 2002, which was 23.9% higher than the 13,029 metric tons sold during the same period of 2001. This increase was mainly due to a slight recovery in the industrial sector, including manufacturing, non-housing construction and automotive industries in Mexico, which had been depressed.

Export sales volume in the third quarter of 2002 totaled 119,528 metric tons, compared to 107,050 metric tons in the same period of 2001, representing an 11.7% increase. This increase was due principally to higher demand from Africa and the Middle East, as demonstrated by a higher average rig count in these regions. The increase was partially offset by lower activity in Europe and Latin America - mainly in Venezuela - when compared to the third quarter of 2001. Sales volume during the quarter improved in Africa, the Middle East and North America.

Tavsa’s sales volume during the third quarter of 2002 was 3,430 metric tons, compared to 13,411 metric tons sold during the third quarter of 2001. This significant decrease in sales by Tavsa was due to lower demand by PDVSA, as well as the decrease in Venezuela’s exploration and production activities after the implementation of OPEC quotas at the end of 2001. This significant drop in demand forced Tavsa to shut down operations for approximately two months during the quarter.

During the third quarter of 2002, Riga’s sales volume was 2,405 metric tons, compared to 3,741 metric tons sold in the same period of 2001, representing a decrease of 35.7%. This decrease is mainly due to lower sales in Riga’s export market. Sales volume of steel bars increased in the quarter to 3,447 metric tons, from 1,801 metric tons in the same period of 2001, mainly due to higher sales in the domestic market.

Cost of products sold, expressed as a percentage of net sales, amounted to 60.0% in the third quarter of 2002, compared to 56.6% in the same period of 2001. This increase was mainly due to higher raw material prices, higher electricity costs, higher labor costs resulting from wage increases granted during the second quarter of 2002 and a higher provision for obsolete inventories.

Selling, general and administrative expenses represented 16.9% of net sales in the third quarter of 2002, compared to 18.6% in the same period of 2001. Selling expenses, as a percentage of net sales, increased to 11.1% in the third quarter of 2002, from 10.6% in the same period of 2001, mainly due to export sales to Nigeria, which has different selling conditions, as well as higher duties and shipping costs due to an export mix which included more distant destinations. General and administrative expenses, as a percentage of net sales, decreased to 5.8% in the third quarter of 2002, from 8.0% in the same period of 2001, mainly due to a reduction in personnel and general expenses.

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Operating profit in the third quarter of 2002 was Ps.418,105, a 3.4% increase from Ps.404,297 in the same period of 2001. This increase was due to higher net sales and lower general and administrative expenses, partially offset by higher cost of products sold and higher selling expenses. As a percentage of net sales, operating profit represented 23.1% in the third quarter of 2002, compared to 24.8% in the third quarter of 2001.

Operating profit plus depreciation and amortization in the third quarter of 2002 was Ps.542,982, representing an increase of 4.8% compared to Ps.518,063 in the same period of 2001. As a percentage of net sales in the third quarter of 2002 operating profit plus depreciation and amortization was 29.9%, compared to 31.8% in the same period of 2001.

Comprehensive financing cost during the third quarter of 2002 represented Ps.3,415, compared to Ps.29,036 in the same period of 2001. This result was due to (i) a significant gain on the net monetary position of Ps.24,440 in the third quarter of 2002, resulting from a net liability monetary position, compared to Ps.9,725 in the same period of 2001; (ii) an exchange-related loss of Ps.15,659 during the third quarter of 2002 when the Mexican peso depreciated 1.7%, compared to Ps.23,281 in the third quarter of 2001 when the Mexican peso depreciated 5.1%; and (iii) lower net interest expenses in the third quarter of 2002 of Ps.12,196, compared to Ps.15,480 in the same period of 2001, due to lower interest rates.

Other expenses totaled Ps.1,387 during the third quarter of 2002, compared to other expenses of Ps.10,200 in the same period of 2001. This decrease was mainly due to lower expenses related to the amortization of Tavsa’s goodwill which was recorded in 2001. Additionally during 2002, commissions related to trading operations in which Tamsa sells products from other Tenaris companies started to be recorded as other income, while during 2001 they were recorded as net sales.

Income tax, asset tax and profit sharing provisions totaled Ps.165,307 during the third quarter of 2002, compared to Ps.130,331 in the same period of 2001. The increase during the quarter, was due to higher income tax of Ps.194,888, compared to Ps.122,819 in the same period of 2001, which resulted from higher taxable income. This increase was partially offset by a higher net deferred tax credit of Ps.76,944 that was registered in the third quarter of 2002, compared to a credit of Ps.17,847 in the same period of 2001, which resulted from the application of Statement D-4.

Gains from associated companies amounted to Ps.14,101, during the third quarter of 2002, compared to a loss of Ps.38,229 in the same period of 2001. These results were derived mainly from Tamsa’s 14.1% equity participation in Consorcio Siderurgia Amazonia (Amazonia) through its subsidiary Tamsider LLC (Tamsider). This gain in the period, was attributable to the recording of a credit of Ps.18,209 due to a monetary gain derived from the application of Statement B-15 relating to accounting of foreign investments, partially offset by a lower loss from associated companies during the quarter that amounted Ps.4,108.

Tavsa’s net loss for the third quarter of 2002 was Ps.5,733, compared to a net gain of Ps.14,934 for the same period of 2001, due to lower sales, lower absorption of fixed and semi-fixed costs and to an exchange related loss resulting from the impact of the devaluation of the Venezuelan bolivar on Tavsa’s U.S. dollar-denominated debt. Minority interest associated with these results represented a loss of Ps.1,720 in the third quarter of 2002, compared to a gain of Ps.4,480 in the same period of 2001.

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Results for the First Nine Months of 2002

Net income during the first nine months of 2002 totaled Ps.766,429, compared to Ps.670,441 in the same period of 2001. This 14.3% increase is mainly due to the tax benefits arising from a favorable court judgment for tax inequality that Tamsa recorded in the second quarter of 2002, as well as reduced losses from associated companies, which more than offset a lower operating profit and an increased comprehensive financing cost. Net income corresponding to majority shareholders during the first nine months of 2002 totaled Ps.806,744, compared to Ps.655,502 in the same period of 2001.

Net earnings per share during the first nine months of 2002 were Ps.2.26, compared to Ps.1.98 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the first nine months of 2002 were Ps.11.29, compared to Ps.9.88 during the first nine months of 2001. Net earnings per share of majority shareholders were Ps.2.38 and Ps.1.93 in the first nine months of 2002 and 2001, respectively.

Net sales were Ps.4,856,057 during the first nine months of 2002, compared to Ps.5,230,073 in the same period of 2001. This 7.2% decrease in net sales was attributable to lower sales volume, mainly in the export market, at Tavsa and in the non-oil domestic market, partially offset by a recovery of sales in the domestic petroleum pipe market.

Total sales volume during the first nine months of 2002 amounted to 518,264 metric tons, representing an 8.1% decrease from 564,135 metric tons in the same period of 2001. This decrease was mainly due to an 8.2% reduction in export sales volume, a 48.2% drop in Tavsa’s sales volume and a 16.7% decrease in sales volume from the non-oil domestic market, partially offset by a 17.6% recovery in the domestic petroleum pipe market.

Domestic sales volume to oil-related customers totaled 68,234 metric tons in the first nine months of 2002, compared to 58,014 metric tons in the same period of 2001. This increase in sales was due to higher demand at Pemex as a result of higher levels of investment in 2002, mainly in the Northern region of Mexico. Sales volume to non-oil related domestic customers totaled 37,156 metric tons in the first nine months of 2002, compared to 44,618 metric tons during the same period of 2001. This decrease was due to the contraction of industrial production in the Mexican economy, coupled with a slow recovery in the U.S. economy, affecting the automotive and industrial sectors.

Export sales volume during the first nine months of 2002 totaled 378,390 metric tons, compared to 412,078 metric tons during the same period of 2001. This decrease was mainly due to reduced drilling activity in Venezuela, partially offset by increased sales in the Middle East and Africa.

Tavsa’s sales volume totaled 18,675 metric tons in the first nine months of 2002, compared to 36,034 metric tons in the same period of 2001, representing a decrease of 48.2%, as a result of low demand, due in part to a reduction in oil production mandated by OPEC.

Riga’s sales volume during the first nine months of 2002 totaled 6,515 metric tons of weldable pipefittings, compared to 3,741 metric tons in the same period of 2001. The increase is due to the fact that Tamsa acquired Riga on June 20, 2001. Sales volume of steel bars remained stable at 9,294 metric tons in the first nine months of 2002, from 9,650 metric tons in the same period of 2001.

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Cost of products sold, expressed as a percentage of net sales, was 60.6% in the first nine months of 2002, compared to 58.1% in the same period of 2001. This increase in costs was due to higher depreciation expenses at Tamsa and Tavsa, higher raw material and electricity prices, higher labor costs and a higher provision for obsolescence of inventories.

Selling, general and administrative expenses in the first nine months of 2002, as a percentage of net sales, were 17.7%, compared to 18.5% in the same period of 2001. Selling expenses in the first nine months of 2002 remained stable when compared to the same period of 2001, representing 11.0% in both periods. General and administrative expenses in the first nine months of 2002 decreased to 6.7% of net sales, from 7.5% in the same period of 2001, mainly due to the aforementioned reasons. In absolute terms, general and administrative expenses were 16.1% lower in the first nine months of 2002 than in the same period of 2001.

Operating profit was Ps.1,053,001 during the first nine months of 2002, representing 21.7% of net sales, compared to Ps.1,227,928, or 23.5% of net sales during the same period of 2001. This reduction was due to lower sales volume and higher cost of products sold.

Operating profit plus depreciation and amortization in the first nine months of 2002 totaled Ps.1,396,096, or 28.8% of net sales, compared to Ps.1,539,649, or 29.4% of net sales, in the same period of 2001.

Tavsa’s net loss for the first nine months of 2002 was Ps.134,382, compared to a net income of Ps.49,791 for the same period of 2001.

Tamsa’s comprehensive financing cost during the first nine months of 2002 represented Ps.170,699, compared to Ps.27,131 in the same period of 2001. This increase was primarily due to an exchange related loss of Ps.186,367 during the first nine months of 2002, compared to an exchange related gain of Ps.7,465 during the same period of 2001, mainly derived from the devaluation of the Venezuelan bolivar, as Tavsa’s debt is denominated in U.S. dollars, as well as to the 11.2% depreciation of the Mexican peso. However, the increase was partially offset by a monetary gain of Ps.51,101 in the first nine months of 2002, compared to Ps.17,479 in the same period of 2001 and by lower net interest expenses in the first nine months of 2002 of Ps.35,433, compared to Ps.52,075 in the same period of 2001, due to a lower interest rates.

Other expenses totaled Ps.5,696 in the first nine months of 2002, compared to Ps.7,704 in the same period of 2001. Income tax, asset tax and profit sharing provisions totaled Ps.121,988 in the first nine months of 2002, compared to Ps.426,921 in the same period of 2001. This significant reduction in the first nine months of the year is due to tax benefits of Ps.343,057 from a favorable court judgment for tax inequality obtained in May 2002. Additionally, a net deferred tax credit of Ps.95,817 was registered in the first nine months of 2002, compared to one of Ps.61,630 in the same period of 2001, which resulted from the application of Statement D-4.

Gains from associated companies totaled Ps.11,811 during the first nine months of 2002, compared to losses of Ps.84,357 during the same period of 2001, mainly from Tamsa’s equity participation in Amazonia. The gain during the first nine months of 2002, was attributable to the recording of a credit of

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Ps.55,764 due to a monetary gain derived from the application of Statement B-15 partially offset by lower losses at Sidor during the period.

Tamsa’s financial debt was Ps.1,698,855 (US$167.1 million) as of September 30, 2002, compared to Ps.1,408,603 (US$140.9 million) as of September 30, 2001. Total financial debt net of cash and cash equivalents as of September 30, 2002 decreased to Ps.620,007 (US$61.0 million), compared to Ps.1,101,124 (US$110.1 million) as of September 30, 2001.

Tamsa’s interest coverage ratio was 39.4 to 1 at September 30, 2002, compared to 24.1 to 1 at September 30, 2001. As of September 30, 2002 Tamsa was in full compliance with all of its syndicated loan agreement covenants.

During the first nine months of 2002, the Company produced 565,835 metric tons of steel, compared to 621,489 metric tons of steel in the same period of 2001. Tamsa produced 485,900 metric tons of finished pipes in the first nine months of 2002, compared to 536,112 metric tons in the same period of 2001.

Some of the statements contained in this press release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

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Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume (Metric tons)

Three months ended September 30,

	2002	2001	% Change

Exports	119,528	107,050	11.7%
Tavsa	3,430	13,411	-74.4%
Riga	2,405	3,741	-35.7%
Steel and others	3,447	1,801	91.4%

Total sales volume	173,091	163,946	5.6%

Sales Volume (Metric tons)

Nine months ended September 30,

	2002	2001	% Change

Domestic petroleum pipes	68,234	58,014	17.6%
Non-oil related domestic customers	37,156	44,618	-16.7%
Exports	378,390	412,078	-8.2%
Tavsa	18,675	36,034	-48.2%
Riga	6,515	3,741	74.2%
Steel and others	9,294	9,650	-3.7%

Total sales volume	518,264	564,135	-8.1%

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Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Three months ended September 30, 2002 and 2001
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of September 30, 2002

	2002 (Unaudited)		2001 (Unaudited)
Net sales	Ps.	1,813,293	Ps.	1,628,812
Cost of products sold		(1,088,235)		(921,391)
Selling, general and administrative expenses		(306,953)		(303,124)
Operating profit		418,105		404,297
Comprehensive financing cost		(3,415)		(29,036)
Other expenses — net		(1,387)		(10,200)
Income before taxes, employees’ statutory profit sharing and equity in associated companies		413,303		365,061
Income tax, asset tax and employees’ statutory profit sharing		(165,307)		(130,331)
Income before equity in associated companies		247,996		234,730
Equity in gain (loss) of associated companies		14,101		(38,229)
Net income of the period	Ps.	262,097	Ps.	196,501
Net income corresponding to majority shareholders	Ps.	263,817	Ps.	192,021
Minority interest in (loss) income of consolidated subsidiary		(1,720)		4,480
Net income of the period	Ps.	262,097	Ps.	196,501
Income per share	Ps.	0.77	Ps.	0.58
Income per share of majority shareholders	Ps.	0.78	Ps.	0.57

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Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Nine months ended September 30, 2002 and 2001
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of September 30, 2002

	2002 (Unaudited)		2001 (Unaudited)
Net sales	Ps.	4,856,057	Ps.	5,230,073
Cost of products sold		(2,943,870)		(3,036,758)
Selling, general and administrative expenses		(859,186)		(965,387)
Operating profit		1,053,001		1,227,928
Comprehensive financing cost		(170,699)		(27,131)
Other expenses — net		(5,696)		(7,704)
Income before taxes, employees’ statutory profit sharing and equity in associated companies		876,606		1,193,093
Income tax, asset tax and employees’ statutory profit sharing		(121,988)		(426,921)
Income before equity in associated companies		754,618		766,172
Equity in gain (loss) of associated companies		11,811		(84,357)
Income before the following item		766,429		681,815
Net effect at the beginning of the year from change in accounting principle		—		(11,374)
Net income of the period	Ps.	766,429	Ps.	670,441
Net income corresponding to majority shareholders	Ps.	806,744	Ps.	655,502
Minority interest in (loss) income of consolidated subsidiary		(40,315)		14,939
Net income of the period	Ps.	766,429	Ps.	670,441
Income per share before the following item	Ps.	2.26	Ps.	2.01
Net effect at the beginning of the year from change
in accounting principle		—		(0.03)
Income per share	Ps.	2.26	Ps.	1.98
Income per share of majority shareholders	Ps.	2.38	Ps.	1.93

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Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
September 30, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of September 30, 2002

	2002 (Unaudited)		2001 (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	1,078,848	Ps.	307,479
Accounts and notes receivable — Net		2,540,035		2,098,900
Inventories — Net		1,440,740		1,547,629
Prepaid expenses and recoverable taxes		34,117		45,164
Total current assets		5,093,740		3,999,172
Non-current assets:
Investments in associated companies		561,574		853,071
Property, plant and equipment — net		8,151,788		7,994,607
Other assets		70,045		61,646
Total non-current assets		8,783,407		8,909,324
TOTAL ASSETS	Ps.	13,877,147	Ps.	12,908,496
LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to financial institutions, including current portion of long-term debt	Ps.	597,039	Ps.	1,349,620
Trade accounts and notes payable		801,086		785,017
Other accounts payable and accrued expenses		463,441		397,141
Total current liabilities		1,861,566		2,531,778
Non-current liabilities:
Long-term debt		1,101,816		58,983
Other liabilities		199,536		203,329
Deferred income tax		2,280,841		2,196,899
Total non-current liabilities		3,582,193		2,459,211
TOTAL LIABILITIES	Ps.	5,443,759	Ps.	4,990,989
Shareholders’ equity:
Capital stock		10,516,336		10,516,336
Additional paid-in capital		6,877,152		6,877,152
Retained earnings		16,325,375		15,876,531
Cumulative deferred income tax		(2,349,987)		(2,349,987)
Cumulative translation adjustment		(896,102)		(790,730)
Cumulative loss from holding non-monetary assets		(22,024,489)		(22,256,822)
Equity of majority shareholders		8,448,285		7,872,480
Minority interest in consolidated subsidiary		(14,897)		45,027
Total shareholders’ equity		8,433,388		7,917,507
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	Ps.	13,877,147	Ps.	12,908,496

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Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Changes In Financial Position
Nine months ended September 30, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of September 30, 2002

	2002 (Unaudited)	2001 (Unaudited)
Resources provided by operations
Net income	Ps. 766,429	Ps. 681,815
Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other	359,813	328,534
Deferred income tax	(95,817)	(61,630)
Equity in loss of associated companies	(11,811)	84,357
Exchange loss which did not require resources	64,755	16,891
(Increase) decrease in accounts receivable, notes receivable, prepaid expenses and recoverable taxes	(673,152)	154,794
Decrease (increase) in inventories	233,856	(121,605)
Increase (decrease) in trade accounts and other accounts payable and accrued expenses	289,203	(166,197)
Total adjustments	166,847	235,144
Resources provided by operations before the following item:	933,276	916,959
Net effect at the beginning of the year from changes in the accounting principles	—	(11,374)
Resources provided by operations	933,276	905,585
Resources used in investing activities:
Increase in interest in subsidiaries and associated companies	(613)	(62,179)
Purchases of property, plant and equipment — Net	(162,760)	(565,066)
Resources used in investing activities	(163,373)	(627,245)
Resources provided by financing activities:
Increase (decrease) in short-term notes payable to banks	6,100	(48,987)
Increase in long-term debt	—	58,987
Dividend payment	(275,983)	(306,905)
Resources provided by financing activities	(269,883)	(296,905)
Net increase (decrease) in cash	500,020	(18,565)
Cash at beginning of period	578,828	326,044
Cash at end of period	Ps. 1,078,848	Ps. 307,479

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